Exhibit (a)(1)(E)
Log-In Page | jg Sign On Clearwore Option for RSU Exchange Program Opens May 9.2011 Closes June 7, 2011, at 5:00 p.m. Pacific Daylight Time Welcome to your Option lor RSU Exchange Program Website! Please enter your Login ID and Password Your Login ID is your work e-mail address If logging in for the first time your password is the last 4 digits of your social security number (SSN) You will be prompted to change your password upon your initial login If you do not remember your Password click here Login ID: {Not Case Sensitive) PasswordiQ ENTER |

Initial Password Reset Page $ Change Password Clearwore Option for RSU Exchange Program Opens May 9,2011 Closes June 7, 2011, at 5:00 p.m. Pacific Daylight Time To change your password, fill in the fields below and then click “Update”. Note that your new password must be at least 8 characters long and contain 3 of the following an upper case letter, a lower case letter, a number, or a special character. Enter User IG:| ~| Enter Old Password: Enter Hew Password: Re-enter Hew Password: Update

Welcome Page S£ Welcome Clearwore Option for RSU Exchange Program Opens May 9,2011 Closes June 7, 2011, at 5:00 p.m. Pacific Daylight Time Welcome: Home Logout Make My Election Learn You have 32 days left to elect whether to keep your Eligible Option Grants or exchange some or all of them for Click on any ofthe links belowto learn more. Restricted Stock Units. • Offer to Exchange . faq s View/Make My Election . Schedule TO-Tender Offer Statement The PDF documents above reguire Adobe Acrobat Reader. If necessary you can download it from Adobe Systems. Need Help? Contact the Clearwire Stock Plan Administrator by e-mail at stockoptionsiSiclearwire.com or by phone at (425) 216-7184. Change Your Password

View Elect Page (Step 1 of 4) JgviewElect Clearwore Option for RSU Exchange Program Opens May 9,2011 Closes June 7, 2011, at 5:00 p.m. Pacific Daylight Time Welcoime: Heine Logout Make My Election (Step 1 of 4) Indicate your decision to surrender your Eligible Option Grants identified below in exchange for new RSUs by selecting Tes” in the Election column of the table below for Reminder that particular Eligible Option Grant. If you do not want to surrender one or more of your Eligible Before mahitl 9 Your election, please ensure that Option Grants in exchange for new RSUs, select “No 1 in the V° u nave reviewed arld understand the documents Election column of the table below for that particular Eligible ttlat constitute this offer: Option Grant • Offer to Exchange If you do not select Tes” with respect to an Eligible Option • FAQs Grant, your election with respect to that Option Grant will • Schedule TO — Tender Offer Statement default to No . In that event, the Eligible Option Grant will not be exchanged. L j You may not surrender only a portion of an Eligible Option Grant. Breakeven Calculator Eligible Option Grant Replacement RSUs Need Help? C ance | Continue Contact the Clear wire Stock Plan Administrator bye- mail at stockoptionst5iclearwire.com or by phone at (425) 216-7184. Done

Breakeven Calculator (Revised) Option for RSU Exchange Breakeven Calculator What Price Must Clearwire’s Stock Reach Before the Value of My Eligible Option Grants = the Value of the New RSUs? Future price at which the gain from my exercised options (if I did not enter into the exchange) would equal the value of New RSUs Step 1: Select the Grant Number of the Eligible Option Grant to be Valued Exercise Price of Eligible Option Grant Number of Shares in Eligible Option Grant Press to Calculate Breakeven Calculate I Exchange Ratio for Eligible Option Grant Selected in Step 1 New RSU Shares Breakeven Stock Price The breakeven stock price is the price at which the value of the options exchanged is equal to the value of the RSUs received. Any future stock price greater than the breakeven price would result in the options being more valuable than the RSUs received after the exchange. What is the Potential Value of My Eligible Option Grants and Hew RSUs at a Future. Hypothetical Price? Step 2: Enter Hypothetical Stock Price to Calculate Values Press to Calculate Values Value of Eligible Option Grants at Price Entered in Step 2 Value of New RSUs at Price Entered in Step 2 Reset Important Legal Notification: The Breakeven Calculator is not a financial or tax planning tool and information received using the Breakeven Calculator does not constitute a recommendation as to whether or not to participate in the Exchange Offer The simulations are hypothetical and do not reflect your personal tax or financial circumstances You should consult your tax financial and legal advisors for advice related to your specific situation. Additionally in the Breakeven Calculator. Clearwire makes no forecast or projection regarding the value of the restricted stock units that will be granted in the Exchange Offer or as to the future market price of Clearwire Corporation common shares, which may increase or decrease. You are responsible for verifying the accuracy of any information that you enter into the Breakeven Calculator. Done Internet 100% -

Review My Election (Step 2 of 4) f & Confirmation Clearwore Option for RSU Exchange Program Opens May 9,2011 Closes June 7, 2011, at 5:00 p.m. Pacific Daylight Time Welcome: Home Logout Review My Election (Step 2 of 4) You have made the following elections with respect to yoLir Eligible Option Grants: Eligible Option. Grant Replacement RSUs Need Help? Cancel Continue Contact the Clearwire Stock Plan Administrator by e-mail at stockQptionsigiclearwire.cQni or by phone at (425) 21 6-71 34.

Submit My Election (Step 3 of 4)

Agreement

Clearwire

Option for RSU Exchange Program
Opens May 9, 2011
Closes June 7, 2011, at 5:00 p.m. Pacific Daylight Time

Welcome: Home Logout

Submit My Elections (Step 3 of 4)

I acknowledge my Election is subject to the terms, conditions and restrictions listed below and in the Offering Materials.

Agreement to Terms of Election

By electing to surrender my eligible option grants for exchange, I understand and agree to all of the following:

1. I surrender to Clearwire for exchange those eligible option grants specified in the table on the Make My Election screen (the eligible option grants marked "Yes" in the election box) and understand that, upon acceptance by Clearwire, this election will constitute a binding agreement between Clearwire and me, unless Clearwire receives a valid withdrawal election from me with respect to such eligible option grants before the Exchange Offer expires.

2. I understand that if I validly surrender eligible option grants for exchange, and such eligible option grants are accepted and cancelled, I will lose my rights to purchase any shares under such eligible option grants and I will receive in exchange a lesser amount of new Restricted Stock Units (RSUs).

3. I understand that any new RSUs issued to me in the Exchange Offer will have a new vesting schedule, as described in the Offer to Exchange document.

4. I understand that the new RSUs will be subject to the terms and conditions of the Clearwire Corporation 2008 Stock Compensation Plan (the "**2008 Plan**").

5. I acknowledge that Clearwire has encouraged me to consult with my own tax, financial and legal advisors as to the consequences of participating or not participating in the Exchange Offer.

6. To remain eligible to surrender eligible option grants for exchange in the Exchange Offer, I understand that I must (i) be employed by Clearwire or one of its subsidiaries on the date the Exchange Offer commences, (ii) remain employed by Clearwire or one of its subsidiaries through the date the Exchange Offer expires, and (iii) be eligible to participate in the Company's 2008 Stock Compensation Plan.

7. I understand that nothing in the Exchange Offer or related documents should be construed to confer upon me the right to remain an employee of Clearwire or one of its subsidiaries. The terms of my employment with Clearwire remain unchanged. I understand that Clearwire cannot guarantee or provide me with any assurance that I will not be subject to involuntary termination or that I will otherwise remain employed until the date the Exchange Offer expires, the RSU grant date or thereafter.

8. I understand that in accordance with the Offer to Exchange document, Clearwire may extend, terminate, and/or amend the Exchange Offer. In any such event, I understand that any eligible options surrendered for exchange but not accepted by Clearwire will remain in effect with their current terms and conditions.

jbmit Mv Election (Step 3 of 4} Cont’d 9. I understand that my election to participate in the Exchange Offer is entirely voluntary, and I am aware that I may withdraw my decision to surrender my eligible options at anytime until the Exchange Offer expires. I understand that my election to surrender my eligible options will be irrevocable at 5:00 p.m., Pacific Daylight Time, on Tuesday. June 7. 2011. unless the Exchange Offer is extended. 10.1 hereby sell, assign and transferto Clearwire all right, title and interest in and to all of the eligible option grants that I am surrendering for exchange as specified in the table above. 11.1 understand that I must mark the Tes” box for each eligible option grant that I desire to surrender for exchange, and that if I do not select Tes” for an eligible option grant, then the Company will assume I am selecting “No” for such grant and the grant will not he surrendered for exchange. 12.1 agree to all of the terms and conditions of the Exchange Offer. Email Address: Employee ID: An e-mail will be sent to the e-mail address above confirming your election after you select the “I Agree” button below. Need Help? Cancel I Ayree C o nta ct th e Clearwire Stock Plan Administrator by e-mail at stockoptions@iclearwire.com or by phone at (425) 21 6-7184. Done

Print Election Confirmation (Step 4 of 4) | @ PrintConfirmation Option for RSU Exchange Program Opens May 9,2011 Closes June 7, 2011, at 5:00 p.m. Pacific Daylight Time Welcome: Home Lcgci.it Print Election Confirmation (Step 4 of 4) Your election has been recorded as follows: If you wish to make a change to your election, click on Return to Welcome Page below, and then click on “View/Make My Election”. Eligible Option Grant Replacement RSUs Print A Confirmation Logout | Return To Welcome Page Done

Warnings if you do not elect to print Confirmation Page Have you printed the Confirmation Page? If you have not select “NO” and then “Yes” on the next screen. Then, print this page by either pressing CTRL+P on the keyboard or select the Print option from your browser’s File Menu, Yes | No I We strongly recommend you Print a Confirmation before leaving this page. To print this page press CTRL+P on the keyboard or select the Print Option from your browser’s File Menu. If you want to stay at this page click Yes. If you want to continue with your action click No. Yes No

Printable Page & ConflrmReportHTML Home Option for RSU Exchange Program — Election Confirmation Your election has been recorded as follows: Name: Employee ID # : Date: Eligible Option Grant Replacement RSUs Please print and keep a copy of this Election Confirmation page for your records. The printed copy of this Election Confirmation will provide evidence that you submitted your election.